UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 15, 2019, Realm Therapeutics plc (the “Company”) issued a regulatory news service announcement in the United Kingdom (the “RNS Announcement”) disclosing that:

•	The Company has agreed to sell certain Assets, which comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, HOCI related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses. Realm has signed a conditional agreement for the sale of these Assets to Urgo U.S., Inc., the U.S. subsidiary of privately-held Laboratories URGO SAS, an international healthcare company specialised in advanced wound care and consumer healthcare solutions, for gross cash proceeds of $10 million, conditional upon, inter alia, the approval of Realm’s Shareholders. Urgo Medical North America merged with SteadMed Medical, the partner from whom Realm collects the Vashe® wound care product royalties in 2018. Subject to Shareholder approval and customary contractual conditions being met, the Assets Disposal is expected to close on March 28, 2019.

•	Realm further intends to delist its Ordinary Shares from admission to trading on AIM. The Assets Disposal and AIM Delisting are each subject to approval by Shareholders, which the Company is seeking pursuant to a Circular that details the background to and reasons for the Assets Disposal and AIM Delisting, and the proposed Investing Policy for adoption by the Company, together with a Notice of General Meeting. The Circular is available on Realm’s website.

•	Discussions continue with a number of interested parties (including potential offerors) regarding a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company)

•	At December 31, 2018, Realm had $18.8 million in cash, cash equivalents, and short-term investments

The Circular is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Schedules 1 and 2 to the Circular are furnished herewith as Exhibits 99.2 and 99.3, respectively. Shareholders should note that only CREST Shareholders will be posted the “Notice to Brokers and SDRT Certification Form” (Schedule 1), whereas only certificated Shareholders will be posted the “Transfer Form” (Schedule 2).

The document entitled “Voting Instructions for Beneficial Owners of American Depositary Shares” is also furnished herewith as Exhibit 99.4.

A copy of the RNS Announcement is attached to this Report on Form 6-K as Exhibit 99.5 and is incorporated by reference herein.

The Exhibits to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Circular serving as notice for the General Meeting, dated February 15, 2019
99.2	Schedule 1 to the Circular (“Notice to Brokers and SDRT Certification Form”)
99.3	Schedule 2 to the Circular (“Transfer Form”)
99.4	Voting Instructions for Beneficial Owners of American Depositary Shares
99.5	RNS Announcement, dated February 15, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

February 15, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer